02013741

PE
01/31/02
0-30084

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the *Securities Exchange Act of 1934*

For the period ended January 31, 2002

LINUXWIZARDRY SYSTEMS, INC.
Registrant's Name

#120, 3011 Viking Way, Richmond, British Columbia, Canada, V6V 1W1
Address of principal executive office

(Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F)

Form 20-F __X__ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*)

Yes ____ No __X__

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINUXWIZARDRY SYSTEMS, INC.
(Registrant)

By [signature]
John G. Robertson,
Chairman of the Board

Date: **January 31, 2002**

Corporate Office:
#185 - 10751 Shellbridge Way
Richmond, BC V6X 2W8
Phone: 604-278-5996 / 800-665-4616
Fax: 604-278-3409
www.lnxwf.com E-mail: ir@lnxwf.com

NEWS RELEASE

LINUXWIZARDRY SYSTEMS, INC.
(the "Company")

SYMBOL: LNXWF

For Immediate Release: January 8, 2002 – Richmond, British Columbia - - LinuxWizardry Systems, Inc. (OTCBB:LNXWF) announces that, at the request of the BC Securities Commission, the Company's proxy materials for its 2001 annual general meeting of shareholders have been re-filed on SEDAR to include the Company's Directors' Report which was inadvertently missed from the original SEDAR filing.

With regard to oil & gas / mining prospects for the Company, the Farrah oil and gas well located in Fayette County has been capped and therefore is no longer in production. LinuxWizardry Systems, Inc. still owns a 50% interest in the gold prospect (30 claims) located in the Fairbanks Mining Division in Alaska.

In regard to its subsidiary, LinuxWizardry, Inc., a Linux company specializing in network appliances and enterprise computing. The Magic Passage products developed by LinuxWizardry Systems, Inc. have been put on hold until a partner has been found to manage the sales and production of our products.

The Company is currently seeking new acquisitions or joint ventures in the technical field.

To Contact LinuxWizardry Systems. Inc.
Investor Relations
800-665-4616
www.linuxwizardry.com

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
LinuxWizardry Systems, Inc.	November 30, 2001	02/01/24

ISSUER'S ADDRESS

120-3011 Viking Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	BC	V6V 1W1	604-278-3409	604-278-5996

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
John G. Robertson	President	604-278-5996

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.linuxwizardry.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by t Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"John G. Robertson"	John G. Robertson	02/01/24

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jennifer Lorette"	Jennifer Lorette	02/01/24

FIN 51-901f Rev. 2000/12/19

LinuxWizardry Systems, Inc.

(Expressed in Canadian Dollars)

(Prepared by Management)

(Unaudited)

Index

LinuxWizardry Systems, Inc.

Consolidated Balance Sheets

As at November 30, 2001

(Expressed in Canadian Dollars)

(Prepared by Management)

	Nine Months to November 30, 2001 $ (unaudited)	Year end to February 28, 2001 $ (audited)
Assets		
Current Assets		
Cash	6,476	-
Accounts receivable	18,605	43,019
Inventory	80,910	91,133
Prepaid expenses	12,800	8,760
	118,791	142,912
Capital Assets *[Note 3]*	30,074	74,020
Natural Resource Properties *[Note 4]*	2	2
	148,867	216,934
Liabilities		
Current Liabilities		
Cheques issued in excess of funds on deposit	-	9,840
Accounts payable	604,625	456,678
Accrued liabilities	102,534	269,292
Due to related parties *[Note 5]*	827,796	691,850
	1,534,955	1,427,660
Convertible debentures *[Notes 6 and 11]*	76,553	410,886
	1,611,508	1,838,546
Contingencies and Commitments *[Notes 1 and 8]*		
Shareholders' Equity (Deficit)		
Capital Stock *[Note 7]*		
100,000,000 common shares, authorized without par value; 29,104,408 and 17,992,459 issued respectively	5,312,186	4,654,582
Common shares and warrants subscribed for but not issued	6,848	6,848
Additional Paid In Capital *[Note 7[d]]*	34,582	11,181
	5,353,616	4,672,611
Deficit	(6,816,257)	(6,294,223)
	(1,462,641)	(1,621,612)
	148,867	216,934

Approved by The Board:

"John G. Robertson"	"Jennifer Lorette"
John G. Robertson, Director	Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

LinuxWizardry Systems, Inc.

Consolidated Statements of Loss and Deficit

For the Nine Months Ended November 30, 2001

(Expressed in Canadian Dollars)

(Prepared by Management)

(Unaudited)

	For the Three Months to November 30,		For the Nine Months to November 30,	
	2001	2000	2001	2000
	$	$	$	$
Sales	3,297	76,271	14,039	76,271
Cost of goods sold	2,753	9,517	11,884	9,517
Gross margin	544	66,754	2,155	66,754
Professional services	-	–	7,710	–
	544	66,754	9,865	66,754
Expenses				
General and Administrative				
Amortization of capital assets	15,322	11,248	43,945	26,604
Amortization of discount on convertible debentures *[Note 7[d]]*	8,182	–	23,401	–
Agents fee	–	5,212	–	5,212
Consulting and subcontract	825	15,765	30,141	25,600
Filing and regulatory fees	3,097	8,264	9,849	30,717
Foreign exchange	18,744	58,171	23,200	57,261
Interest on convertible debentures *[Note 6]*	2,151	4,712	6,227	4,712
Investor relations	30	12,738	26,895	264,520
Management and directors fees *[Note 5[b]]*	10,500	10,500	31,500	31,500
Office, rent and telephone	6,793	89,812	75,267	274,630
Professional fees	17,807	24,776	47,588	45,238
Printing	–	3	–	9,818
Salaries and benefits	2,932	127,167	93,796	244,346
Travel and promotion	45	72,089	6,954	115,629
Less interest income	(41)	(445)	(220)	(1,764)
	86,387	440,039	418,543	1,134,023
Research and Development *[Note 11]*				
Accounting and legal	–	–	1,270	–
Equipment rental	4,026	–	4,026	–
Non recurring engineering fee	–	26,059	–	26,059
Office, rent travel and recruiting	201	–	26,680	84,018
Programmers	665	244,945	26,879	682,242
	4,892	271,004	58,855	792,319
Selling and Marketing				
Advertising and trade shows	164	92,246	21,762	285,273
Salary and marketing	2,944	52,981	25,252	194,763
Travel	6	5,224	7,487	31,070
	3,114	150,451	54,501	511,106
Annual lease cost	–	6,016	–	6,016
Net Loss For The Period	(93,849)	(800,756)	(522,034)	(2,376,710)
Deficit – Beginning of Period	(6,722,408)	(4,540,514)	(6,294,223)	(2,964,560)
Deficit – End of Period	(6,816,257)	(5,341,270)	(6,816,257)	(5,341,270)
Loss Per Share *[Note 2]*	(.004)	(.06)	(.02)	(.20)

(The accompanying notes are an integral part of these consolidated financial statements)

LinuxWizardry Systems, Inc.

Consolidated Statements of Cash Flows

For the Nine Months Ended November 30, 2001

(Expressed in Canadian Dollars)

(Prepared by Management)

(Unaudited)

	For the Three Months to November 30,		For the Nine Months to November 30,	
	2001	2000	2001	2000
	$	$	$	$
Operating Activities				
Net loss for the period	(93,849)	(800,756)	(522,034)	(2,376,710)
Interest on convertible debentures paid with shares	1,009	–	6,893	–
Financial consulting services paid with shares	–	–	172,736	40,529
Investor relations services paid with shares	–	–	20,199	–
Rent and prepaid rent expense paid with shares	–	–	19,200	–
Finders fee	(216)	(81,900)	(24,859)	(81,900)
Amortization of capital assets	15,322	11,248	43,945	26,604
Amortization of discount on convertible debentures	8,182	–	23,401	–
Change in non-cash working capital items	40,404	95,543	11,787	339,556
Cash to Operations	(29,148)	(775,865)	(248,732)	(2,051,921)
Financing Activities				
Capital stock issued and/or subscribed for	–	43,845	–	381,406
Advances from (repayment to) related parties	24,519	(122,281)	135,946	548,197
Convertible debentures issued	52,549	848,210	463,435	848,210
Cash from Financing Activities	77,068	769,774	599,381	1,777,813
Investing Activities				
Acquisition of capital assets	-	(21,743)	-	(101,101)
Convertible debentures	(47,230)	-	(334,333)	-
Cash to Investing Activities	(47,230)	(21,743)	(334,333)	(101,101)
Increase (Decrease) in Cash During the Period	690	(27,834)	16,316	(375,209)
Cash - Beginning of Period	5,786	22,020	(9,840)	369,395
Cash - End of Period	6,476	(5,814)	6,476	(5,814)

(The accompanying notes are an integral part of these consolidated financial statements)

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Nine Months Ended November 30, 2001

(Expressed in Canadian Dollars)

(Prepared by Management)

1. Nature of Operations and Continuance of Business

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extraprovincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company's stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol "LNXWF".

On January 10, 2000, the Company acquired all the issued capital stock of LinuxWizardry, Inc. for 2,000,000 shares of the Company restricted pursuant to Rule 144 of the SEC. These shares were valued at US$0.375 per share or Cnd$1,087,500. LinuxWizardry, Inc. was a newly created Florida Corporation owned by four individuals. Through the experience, knowledge and in-process research and development conducted by these four individuals to January 10, 2000, LinuxWizardry, Inc. develops Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. LinuxWizardry, Inc. has currently developed various prototypes and has preliminary sales of $21,749. Operating advances of US$59,312 have been transferred to LinuxWizardry, Inc. to cover salaries and other overheads in Florida to November 30, 2001. Additional funds are required to further develop the software solutions and commercially exploit and execute upon their business plan.

The business acquisition was accounted for using the purchase method of accounting for business combinations. Share consideration, totalling $1,087,500, was allocated to in process research and development which was expensed to operations. There were no other purchase price adjustments.

On March 15, 2000 shareholders approved the name change of the Company to LinuxWizardry Systems, Inc.

The Company is currently in the development stage and equity financing is required to continue development and commercial exploitation of the software. As a result of the uncertainty that is typical in a development stage company, and the severe working capital deficiency, there is substantial doubt about the company's ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the attainment of a commercially profitable business. These financial statements have been prepared on a going concern basis.

2. Significant Accounting Policies

(a) Basis of Accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

(b) Consolidation

These financial statements include the accounts of the Company and its wholly owned US subsidiary, LinuxWizardry, Inc.

2. Significant Accounting Policies (continued)

(c) Natural Resource Properties

The Company confines its exploration activities to areas from which gold has previously been produced or to properties which are contiguous to such areas and have demonstrated mineralization. Accordingly, the Company capitalizes the costs of acquiring mineral claims and options until such time as the properties are placed into production or abandoned. At that time, costs are amortized or written off.

Exploration and development expenditures are expensed as incurred.

The Company has adopted the Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". On an ongoing basis, the Company evaluates each property based on exploration results to date, and considering facts and circumstances such as operating results, cash flows and material changes in the business climate, determines whether any of the properties may be impaired. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows on a discounted rate commensurate with the risk involved.

The amounts shown for claims and options for mineral properties which have not yet commenced commercial production represent costs incurred to date, and are not intended to reflect present or future values.

Amortization of claims and options relating to properties in production is provided during periods of production using the units-of-production method based on an estimated economic life of the ore reserves.

(d) Translation of Foreign Subsidiary Balances and Transactions

The Company's subsidiary's functional currency is the US dollar as equity funds raised by the Company and advanced to its US subsidiary are in US dollars and expenses are paid in US dollars.

Assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange. Revenues and expenses, gains and losses, are translated at appropriate transaction date rates using a weighted average rate. Gains and losses on translation are included in operations.

(e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

2. Significant Accounting Policies (continued)

(f) Loss Per Share

Loss per share has been calculated based on the weighted average number of shares outstanding during the year not including escrowed securities. The weighted average number of shares outstanding, for the purpose of loss per share calculations, is as follows:

Nine months to November 30, 2000	11,632,395
Nine months to November 30, 2001	21,479,089

Loss per share does not include the effect of the potential conversions of stock options, as their effect would be anti-dilutive.

(g) Accounting for Stock Based Compensation

The Company uses the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") in accounting for its stock based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee or director must pay to acquire the stock. See Note 6.

(h) Revenue Recognition

Revenue from sales of systems will be recorded when systems have been shipped and collection is reasonably certain.

(i) Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

(j) Research and Development

Research and development costs are expensed in the period in which they are incurred.

(k) Capital Assets

Capital assets are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives of two years.

(l) Inventory

Inventory is comprised of finished goods. Finished goods are carried at the lower of landed cost or net realizable value.

(m) Discount on Convertible Debentures

The discount on convertible debentures is being amortized on a straight-line basis over five years which is the life of the detachable warrants issued with the convertible debentures.

(Expressed in Canadian Dollars)

2. Significant Accounting Policies (continued)

(n) Adjustments

These interim unaudited financial statements have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

3. Capital Assets

	Cost $	Accumulated Amortization $	November 30, 2001 Net Book Value $ (unaudited)	February 28, 2001 Net Book Value $ (audited)
Computer and office equipment	111,936	81,862	30,074	74,020

4. Natural Resource Properties

(a) Mineral Property

The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.

The Company has billed, but not recorded, $54,510 to its 50% partner in the Fish Creek Claims for exploration work to date. This amount, when received, will be treated as other income.

The Company has written down its interest to a nominal $1.

(b) Petroleum Property

The Company owns a 1.277% net working interest in one well in Fayette County, Texas. This oil and gas well has been capped and therefore is no longer in production. The Company has written down its interest to a nominal $1.

(Expressed in Canadian Dollars)

5. Related Party Balances/Transactions

(a) Balances

The following amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment:

	Balance February 28, 2001 $ (audited)	Repayments $	Advances $	Balance November 30, 2001 $ (unaudited)
394754 B.C. Ltd.	30,619	–	–	30,619
Access Information Services, Inc.	4,198	2,511	–	1,687
IAS Communications Inc.	500	3,651	–	(3,151)
Imaging Technologies Inc.	80,655	–	–	80,655
Information Highway	–	–	200	200
JGR Petroleum, Inc.	20,040	–	46,574	66,614
John Robertson/Chairman of the Board	5,000	–	9,000	14,000
Rainbow Network	92,830	–	4,362	97,192
Reg Technologies Inc.	1,307	–	1,278	2,585
REGI U.S., Inc.	(38)	–	–	(38)
SMR Investments Ltd.	455,583	–	81,850	537,433
Teryl Resources Corp.	1,156	1,156	–	–
	691,850	7,318	143,264	827,796

Unless otherwise indicated the above companies represent companies controlled by the Chairman of the Board.

(b) Transactions

(i) Pursuant to a management services agreement, the Company paid management fees of $22,500 (2000 - $22,500) and rent of $4,500 (2000 - $4,500) to a company controlled by the Chairman of the Board of the Company.

(ii) The Company paid a director's fee of $9,000 (2000 - $9,000) to the Chairman of the Board of the Company.

(iii) The Company paid the President of LinuxWizardry, Inc. a salary of US$Nil (2000 - US$26,000)

All related party transactions have been measured at their exchange amounts.

6. Convertible Debentures

The Company offered a private placement of convertible debentures and secured a commitment for up to US$1,100,000. The Company drew down US$880,000 in three tranches:

(Expressed in Canadian Dollars)

6. Convertible Debentures (continued)

(a) US$550,000 Convertible Debentures with interest at the rate of 6% per annum, the principal and interest of which may be converted into common shares at the following Conversion Price: the lower of: (i) 110% of the average of the two lowest closing bid prices during the ten (10) Trading Days prior to the receipt of the Notice of Conversion or the Maturity Date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five (5) Trading Days prior to the receipt by the Company of the Notice of Conversion or the Maturity Date, as applicable. The maturity date is October 18, 2001. The Company received US$479,500 after paying an Agency fee of US$3,500, a Finders fee of US$55,000 and legal fees of US$12,000. The Company also granted 110,000 Warrants expiring October 18, 2005. 55,000 of the Warrants are exercisable into 55,000 common shares at a price of US$1.08 per share and 55,000 of the Warrants are exercisable into 55,000 common shares at a price of US$1.17 per Share. During the year the Company converted debentures having a face value of US$530,000 into 4,202,595 shares for an average conversion price of US$0.083. The remaining debentures having a face value of US$20,000 were converted into 473,052 shares for an average conversion price of US$0.042.

(b) US$250,000 Convertible Debentures with interest at the rate of 6% per annum, the principal and interest of which may be converted into common shares at the following Conversion Price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten (10) Trading Days prior to the receipt of the Notice of Conversion or the Maturity Date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five (5) Trading Days prior to the receipt by the Company of the Notice of Conversion or the Maturity Date, as applicable. The maturity date is October 18, 2001. The Company received US$225,000 after paying a Finders fee of US$25,000. The Company also issued 50,000 Warrants expiring October 18, 2005. 25,000 of the Warrants are exercisable into 25,000 common shares at a price of US$0.20 per share and 25,000 of the Warrants are exercisable into 25,000 common shares at a price of US$0.22 per Share. These convertible debentures were converted into 7,247,221 shares at an average conversion price of $0.034.

(c) Pursuant to the remaining US $300,000 convertible debentures commitment, the Company received a further US$80,000 Convertible Debentures with interest at the rate of 6% per annum, the principle and interest may be converted into common shares at the following Conversion Price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten (10) Trading Days prior to the closing date, or (ii) 65% of the average of the two lowest closing bid prices during the five (5) Trading Days prior to the receipt by the Company of the Notice of Conversion or the Maturity Date, as applicable. The Maturity Date is July 6, 2002. The Company has paid a finders fee of US$16,000. The Company will also issue 16,000 Warrants. Of the US$80,000 Convertible Debentures US$33,000 were converted into 2,220,999 shares at an average conversion price of US$0.013 and $.017.The Company also issued 25,146 shares for interest on Convertible debenture of US $633.

(Expressed in Canadian Dollars)

7. Capital Stock

	No. of Shares	Value $
Issued as at February 28, 2001	17,992,459	4,654,582
Issued during the period for:		
Financial consulting services	843,000	172,735
Investor relation services	107,404	20,199
Interest on convertible debenture	90,455	6,894
Conversion of convertible debentures	9,871,090	463,435
Rent and prepaid rent	200,000	19,200
Issued and allotted at November 30, 2001	29,104,408	5,337,045
Finders fee	-	(24,859)
Issued and allotted at November 30, 2001	29,104,408	5,312,186

(a) Escrowed shares

On July 23, 2001, a total of 317,057 shares were released from escrow leaving a balance of zero shares remaining.

(b) Stock options

(i) The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

(ii) The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

The fair value of the employee's purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following assumptions for stock options granted in fiscal 2000: risk free interest rate was 5.8%, expected volatility of 50%, an expected option life of six months and no expected dividends.

(Expressed in Canadian Dollars)

7. Capital Stock (continued)

(c) The additional paid in capital represents the fair market value of the 160,000 warrants issued with the convertible debentures discussed in Note 6.

	November 30, 2001 $ (unaudited)	February 28, 2001 $ (audited)
Market value of warrants	149,090	149,090
Discount on convertible debentures	114,508	137,909
Net carrying value	34,582	11,181

The discount on convertible debentures is accredited to operations over the life of the warrants being five years to October 18, 2005.

8. Commitments

The Company entered into a premises sublease on April 10, 2000 for its Florida operation. The Company paid US$10,800 as a security deposit and last months rent. Monthly lease payments are US$5,724 to the end of the lease which expires March 31, 2003. The Company broke the lease and forfeited the security deposit. The security deposit has been written off to operations in the year end financial statements.

9. Losses and Deductions for Tax Purposes

The Company has Canadian income tax losses of approximately $1,900,000 which are available to reduce taxable income of future years. The losses expire as follows:

	$		$		$
2002	80,000	2005	99,000	2007	164,000
2003	118,000	2006	113,000	2008	1,212,000
2004	114,000				

The Company has US tax losses of US$94,000 and US$1,243,000 expiring in 2015 and 2016 respectively.

The Company has Canadian capital losses of approximately $207,000 which are available to reduce future years capital gains. The losses have no expiry.

The Company has Canadian exploration and development expenditures available to reduce taxable income of future years. These expenditures, totalling some $360,000 can be claimed at rates varying from 30% to 100%, and have no expiry dates.

The potential benefits of the income tax losses and timing differences arising from the exploration and development expenditures have not been recognized in the accounts.

The Company has Canadian foreign income deductions available to reduce foreign resource profits. These deductions, totalling some $384,000 can be claimed against resource profits or 10% against taxable income, whichever is greater.

(Expressed in Canadian Dollars)

10. Financial Instruments

Financial instruments included in the balance sheet are comprised of cash, accounts payable, accrued liabilities and due to related parties. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

11. Subsequent Event

Subsequent to November 30, 2001 convertible debentures having a face value of US$35,000 were converted into 3,484,847 common shares at average conversion price of $0.01 and interest on Convertible debenture valued at US $969 were converted into 59,140 common shares at an average price of $0.0165.

12. Research and Development Costs

The Company incurred the following research and development for the period ended November 30, 2001.

	$
Equipment rental	4,026
Legal	1,270
Rent	26,680
Programming consulting services	26,879
	58,855

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
LinuxWizardry Systems, Inc.	November 30, 2001	02/01/24

ISSUER'S ADDRESS

120-3011 Viking Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	BC	V6V 1W1	604-278-3409	604-278-5996

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
John G. Robertson	President	604-278-5996

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.linuxwizardry.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"John G. Robertson"	John G. Robertson	02/01/24

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jennifer Lorette"	Jennifer Lorette	02/01/24

SCHEDULE "B" - SUPPLEMENTARY INFORMATION

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

(a) See Schedule "A" where sufficient detail is included in the unaudited interim consolidated financial statements.
(b) See Schedule "A" – Consolidated Schedule of Administration Expenditures
(c) General and Administrative – Salaries and Benefits

Officers	$58,444
Other	9,252
Benefits	26,100
	$93,796

2. RELATED PARTY TRANSACTIONS:

Related Party	Nature of Transactions	Quarter	Year to Date
Companies related to the President of the Company	Management fees	$ 22,500	$ 30,000
	Secretarial & Rent	4,500	6,000
	Director fees	9,000	12,000
Vice President	Administration fees	Nil	

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE QUARTER:

(a) The Company offered a private placement of convertible debentures and secured a commitment for up to US$1,100,000. The Company drew down US$800,000 in two tranches. Pursuant to the remaining US$300,000 convertible debentures commitment, the Company received a further US$80,000 which bears interest at a rate of 6% per annum, the principal and interest which may be converted into common shares at the following Conversion Price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten (10) Trading Days prior to the closing date, or (ii) 65% of the average of the two lowest closing bid prices during the five (5) Trading Days prior to the receipt by the Company of the Notice of Conversion or the Maturity Date, as applicable. The Maturity Date is July 6, 2002. The Company paid a finders fee of US$8,000. Of the US $80,000 Convertible debenture, US$33,000 were converted into 2,220,999 shares at an average conversion price of US$0.013 and $.017. The Company also issued 25,146 shares for interest on Convertible debenture of US $633. Subsequent to November 30, 2001 convertible debentures having a face value of US$35,000 were converted into 3,484,847 common shares at average conversion price of $0.01 and interest on Convertible debenture valued at US $969 were converted into 59,140 common shares at an average price of $0.0165.

On July 31, 2001, the Company issued 200,000 common shares as prepayment of a one year lease for premises in Boca Raton, Florida. These shares were issued at $0.096 per share for total consideration of $19,200.

(b) Options granted during the quarter:

Date Granted	No. of Shares	Type	Name	Price	Expiry Date
nil					

4. SUMMARY OF SECURITIES AS AT NOVEMBER 30, 2001:

(a) See Note 7 to Schedule "A".

(b) See Note 7 to Schedule "A".

(c) See Note 7 to Schedule "A".

(d) See Note 7 to Schedule "A".

5. DIRECTORS AND OFFICERS AT NOVEMBER 30, 2001:

List of Directors:	List of Officers:
John Robertson	John Robertson – President, CEO and Chairman of the Board
Jennifer Lorette	Jennifer Lorette – Vice President and Corporate Secretary
Susanne Robertson	James Vandeberg – Chief Financial Officer
James Vandeberg	
Hal Clark	
Bruce Bragagnolo	

SCHEDULE "C" - MANAGEMENT DISCUSSION

Note: The following management discussion has been prepared as a summary of activities for the nine months ended November 30, 2001 and of significant subsequent events to the date of this report.

DESCRIPTION OF BUSINESS

The Company has identified a need for and is developing a small, low cost router, which is called the Apprentice Router that runs on the Linux Operating System. The Apprentice Router utilizes a simple drag and drop Java-based Graphical User Interface (GUI) such that a network specialist is not needed in order to configuration the network.

After research was conducted on the market for the Apprentice Router as compared to the lower priced Magic Passage product, the Company decided to focus its critical resources on the release of the Magic Passage and postpone the release of the Apprentice Router until both models of the Magic Passage (2540 and 1400) are released. All software developed for the Magic Passage is portable to the Apprentice Router, substantially reducing the beta period required for release. The features of the Apprentice Router include all of those found in the Magic Passage plus improved processing speeds, more memory and more sophisticated routing technology. The Company believes that Apprentice Router will continue to be a valuable and necessary asset to the product portfolio.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

On January 8, 2002, the Company announced that at the request of the BC Securities Commission, the Company's proxy materials for its 2001 annual general meeting of shareholders have been re-filed on SEDAR to include the Company's Directors' Report which was inadvertently missed from the original SEDAR filing.

With regard to oil & gas / mining prospects for the Company, the Farrah oil and gas well located in Fayette County has been capped and therefore is no longer in production. LinuxWizardry Systems, Inc. still owns a 50% interest in the gold prospect (30 claims) located in the Fairbanks Mining Division in Alaska.

In regard to its subsidiary, LinuxWizardry, Inc., a Linux company specializing in network appliances and enterprise computing. The Magic Passage products developed by LinuxWizardry Systems, Inc. have been put on hold until a partner has been found to manage the sales and production of our products.

The Company is currently seeking new acquisitions or joint ventures in the technical field.

Approximately $26,895 was spent on public relations, investor relations and broker/dealer relations services during the quarter.

Results of Operations for the nine months ended November 30, 2001 ("2001") as compared to the nine months ended November 30, 2000 ("2000")

Results of operations was a net loss of $522,084 ($0.02 per share) for 2001 as compared to net loss of $2,376,710. ($0.20 per share) for 2000. Administrative expenses decreased by $715,480 to $418,543 in 2001 from $1,134,023 in 2000.

Subsequent Events

Of the further $80,000 received pursuant to the convertible debenture, subsequent to November 30, 2001, convertible debentures having a face value of US$35,000 were converted into 3,484,847 common shares at average conversion price of $0.01 and interest on Convertible debenture valued at US $969 were converted into 59,140 common shares at an average price of $0.0165.

Financing Activities, Principal Purposes and Milestones, and Liquidity and Solvency

The Company received a further US$80,000 of the remaining $300,000 convertible debentures (see section 3 above) which bears interest at a rate of 6% per annum, the principal and interest which may be converted into common shares at the following Conversion Price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten (10) Trading Days prior to the closing date, or (ii) 65% of the average of the two lowest closing bid prices during the five (5) Trading Days prior to the receipt by the Company of the Notice of Conversion or the Maturity Date, as applicable. The Maturity Date is July 6, 2002.

The Company received loans, on a net basis, from related companies totalling $135,946. Of the total cash raised from financing activities, totalling $463,435 together with an opening cash deficiency of $(9,840), $214,703 was spent on operations as compared to $2,051,921 spent in 2000. The Company's cash as at November 30, 2001 was $6,476 and the working capital deficit decreased to $1,492,217 during the quarter. The Company plans to raise funds through further take-downs of up to $220,000 in convertible debentures, and possible other financings.

BC FORM 53-901F
(Previously Form 27)

British Columbia Securities Act ("Securities Act")

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, *PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

LINUXWIZARDRY SYSTEMS, INC.
#120, 3011 Viking Way
Richmond, BC V6V 1W1
Phone: (604) 278-5996

Item 2: Date of Material Change

State the date of the material change.

January 11, 2000

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.

Not applicable

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

On January 10, 2000, the Company acquired all the issued capital stock of LinuxWizardry, Inc. for 2,000,000 shares of the Company's restricted common stock pursuant to Rule 144 of the SEC. These shares were valued at US$0.375 per share or Cnd$1,087,500. LinuxWizardry, Inc. is a newly created Florida Corporation owned by four individuals which develops Linux-based enterprise software and hardware for end-to-end networking solutions targeted toward small to medium-sized businesses.

This report is being filed at this time as it was inadvertently not filed at the time of the material change.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

For a full description of the material change, see Item 4.

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to section 85 (3) of the Act concerning continuing obligations regarding reports filed under this subsection.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in section 151 of the Rules.

Not applicable.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

John G. Robertson
Chairman of the Board
(604) 278-5996

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Richmond, British Columbia this 8th day of January, 2002.

LINUXWIZARDRY SYSTEMS, INC.

Per:

"John G. Robertson"
John G. Robertson,
Director and Chairman of the Board

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.